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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
~~8-66210~~
8-67569

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE YEAR BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

O & G Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1204 W. University, Suite 400
(No. and Street)

Denton	TX	76201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ~~Brad Simmons~~ MARY SIMPSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of O & G Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

~~Financial and Operations~~ Principal PRESIDENT

Title

Notary Public

JOSHUA CADE HAMILTON NOTARY PUBLIC STATE OF TEXAS EXPIRES 11-04-2012

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

O & G SECURITIES, INC.

December 31, 2010

Report Pursuant to Rule 17a-5(d)

O'F & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

O & G SECURITIES, INC.
(A Development Stage Corporation)

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2010

AND

FOR THE PERIOD FROM INCEPTION
(NOVEMBER 21, 2006) TO DECEMBER 31, 2010

O & G SECURITIES, INC.
(A Development Stage Corporation)

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
O & G Securities, Inc.

We have audited the accompanying statement of financial condition of O & G Securities, Inc. (a development stage corporation), as of December 31, 2010, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended December 31, 2010, and for the period from inception (November 21, 2006) to December 31, 2010, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of O & G Securities, Inc. as of December 31, 2010 and the results of its operations and its cash flows for the year then ended, and for the period from inception (November 21, 2006) to December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
February 16, 2011

O & G SECURITIES, INC.
(A Development Stage Corporation)
Balance Sheet
December 31, 2010

ASSETS

Cash	$ 10,155
Prepaid expenses	361
Total Assets	$ 10,516

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ --
Stockholder's equity	
Common stock	
authorized with 10,000 shares no par value,	
6,700 shares issued and outstanding	30,000
Additional paid in capital	19,200
Retained earnings (deficit)	(38,684)
Total stockholder's equity	10,516
Total Liabilities and Stockholder's Equity	$ 10,516

The accompanying notes are an integral part of these financial statements.

O & G SECURITIES, INC.
(A Development Stage Corporation)
Statement of Income
For the Year Ended December 31, 2010 and
For the Period from Inception (November 21, 2006) to December 31, 2010

	For the Year Year Ended December 31, 2010	For the Period From Inception (November 21, 2006) to December 31, 2010
Revenues		
Interest income - CD	$ --	$ 322
	--	322
Expenses		
Regulatory fees and expenses	8,642	33,292
Other operating expenses	1,542	5,714
	10,184	39,006
Net loss before income tax	(10,184)	(38,684)
Income tax provision	--	--
Net Loss	$ (10,184)	$ (38,684)

The accompanying notes are an integral part of these financial statements.

O & G SECURITIES, INC.
(A Development Stage Corporation)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2010 and
For the Period from Inception (November 21, 2006) to December 31, 2010

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
Balances at November 21, 2006	$ --	$ --	$ --	$ --
Contribution	30,000	--	--	30,000
Net loss	--	--	(3)	(3)
Balances at December 31, 2006	30,000	--	(3)	29,997
Net loss	--	--	(5,246)	(5,246)
Balances at December 31, 2007	30,000	--	(5,249)	24,751
Net loss	--	--	(6,815)	(6,815)
Balances at December 31, 2008	30,000	--	(12,064)	17,936
Additional paid in capital	--	8,200	--	8,200
Net loss	--	--	(16,436)	(16,436)
Balances at December 31, 2009	30,000	8,200	(28,500)	9,700
Additional paid in capital	--	11,000	--	11,000
Net loss	--	--	(10,184)	(10,184)
Balances at December 31, 2010	$ 30,000	$ 19,200	$ (38,684)	$ 10,516

The accompanying notes are an integral part of these financial statements.

O & G SECURITIES, INC.
(A Development Stage Corporation)
Statement of Changes in Liabilities Subordinated
To Claims of General Creditors
For the Year Ended December 31, 2010 and
For the Period from Inception (November 21, 2006) to December 31, 2010

Subordinated liabilities at November 21, 2006	$ --
Increases	--
Decreases	--
Subordinated liabilities at December 31, 2006	--
Increases	--
Decreases	--
Subordinated liabilities at December 31, 2007	--
Increases	--
Decreases	--
Subordinated liabilities at December 31, 2008	--
Increases	--
Decreases	--
Subordinated liabilities at December 31, 2009	--
Increases	--
Decreases	--
Subordinated Liabilities at December 31, 2010	$ --

The accompanying notes are an integral part of these financial statements.

O & G SECURITIES, INC.
(A Development Stage Corporation)
Statement of Cash Flows
For the Year Ended December 31, 2010 and
For the Period from Inception (November 21, 2006) to December 31, 2010

	For the Year Year Ended December 31, 2010	For the Period From Inception (November 21, 2006) to December 31, 2010
Cash flows from operating activities:		
Net loss	$ (10,184)	$ (38,684)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
(Increase) decrease in prepaid expenses	(332)	(361)
Net cash provided (used) by operating activities	(10,516)	(39,045)
Cash flows from investing activities:		
Net cash provided (used) by investing activities	--	--
Cash flows from financing activities:		
Sale of common stock	--	30,000
Increase in additional paid in capital	11,000	19,200
Net cash provided (used) by financing activities	11,000	49,200
Net increase (decrease) in cash	484	10,155
Cash at beginning of period	9,671	--
Cash at end of period	$ 10,155	$ 10,155

Supplemental disclosures of cash flow information

Cash paid during the period for :		
Interest	$ -0-	$ -0-
Income taxes	$ -0-	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Accounting Policies

Effective August 22, 2007, O & G Securities, Inc. (the "Company") registered as a broker/dealer in securities with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rule 15c3-3(k)(2)(i). The Company plans to engage in the sale of direct participation programs in oil and gas.

Income taxes are provided for the tax effects of transactions reported in the financial statements. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

Note 2 - Development Stage Operations

The Company is a development stage corporation since it has not commenced principal operations as of December 31, 2010. Activities during the development stage have been directed toward obtaining and maintaining its status as a registered broker/dealer in securities. Cumulative losses incurred during the development stage aggregated $38,684 at December 31, 2010.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010, the Company had net capital of approximately $10,155 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 5 - Income Taxes

The Company has a net operating loss carryforward of approximately $38,684 that will serve to reduce taxable income through 2031. The tax benefit of $5,803 has not been reported in the financial statements because the Company believes there is at least a 50% chance that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

	Deferred Tax Asset December 31, 2009	Current Period Changes	Deferred Tax Asset December 31, 2010
Deferred tax asset	$ 4,275	$ 1,528	$ 5,803
Valuation allowance	(4,275)	(1,528)	(5,803)
Amount per balance sheet	$ -0-	$ -0-	$ -0-

Note 6 - Income Taxes

Management evaluates income tax positions based on a predetermined threshold of whether the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statues of limitations generally ranging from three to five years.

Note 7 - Subsequent Events

In preparing the accompanying financial statements, the Company has reviewed events that have occurred after December 31, 2010 through February __, 2011, the date the financial statements were available to be issued. During this period, the Company did not have any material subsequent events.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

For the year ended

December 31, 2010

Schedule I

O & G SECURITIES, INC.
(A Development Stage Corporation)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2010

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital	$ 10,516
Add:	
Liabilities subordinated to claims of general creditors	--
Total capital and allowable subordinated liabilities	10,516
Deductions and/or charges	
Non-allowable assets:	
Prepaid assets	(361)
Net capital before haircuts on securities positions	10,155
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	--
Net capital	$ 10,155

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	$ --
Total aggregate indebtedness	$ --

Schedule I (continued)

O & G SECURITIES, INC.
(A Development Stage Corporation)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2010

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ --
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 5,000
Net capital in excess of minimum requires	$ 5,155
Excess net capital at 1000%	$ 10,155
Ratio: Aggregate indebtedness to net capital	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under rule 15c3-1 from the Company's computation.

Schedule II

O & G SECURITIES, INC.
(A Development Stage Corporation)
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2010

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker/dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2010

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
O & G Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of O & G Securities, Inc. (the "Company"), as of and for the period from inception (November 21, 2006) to December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6436 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 16, 2011